Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Sunil Bhonsle
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

**Re: Titan Pharmaceuticals, Inc.
Registration Statement on Form 10-12G/A
Filed April 26, 2010
File No. 000-27436**

Dear Mr. Bhonsle:

        We have completed our review of your Form 10-12G and have no further
comments at this time.

                                    Sincerely,

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: Michael Kistler
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154
        Tel: 212.407.4826
        Fax: 212.656.1526